April 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Sarah Sidwell

Re:	Nuburu, Inc.

Registration Statement on Form S-1

(File No. 333-271046)

Acceleration Request

            Requested Date:                April 7, 2023

            Requested Time:                4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuburu, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-271046) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Brian Dillavou at (512) 338-5409.

NUBURU, INC.

/s/ Brian Knaley
Brian Knaley
Chief Financial Officer

cc:	Michael Danaher, Wilson Sonsini Goodrich & Rosati P.C.

Mark Baudler, Wilson Sonsini Goodrich & Rosati P.C.

Brian Dillavou, Wilson Sonsini Goodrich & Rosati P.C.